SEC FILE NUMBER 0-22570

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Solexa, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

25861 Industrial Blvd.

Address of Principal Executive Office (Street and Number)

Hayward, CA 94545

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solexa, Inc. (the "Company") is still in the process of completing its quarter-end financial review, including the consolidation of the financial statements of its wholly-owned subsidiary Solexa Limited, a company registered in England and Wales ("Solexa Limited"), into its financial statements, and therefore is unable to file its Form 10-Q for the quarter ended March 31, 2005 (the "Form 10-Q") in the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Linda Rubinstein	510	670-9317

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company is still in the process of completing its quarter-end financial review, including the consolidation of the financial statements of its wholly-owned subsidiary Solexa Limited into its financial statements. On March 4, 2005, the Company and Solexa Limited closed a business combination transaction. Solexa Limited has become a wholly-owned subsidiary of the Company as a result of the transaction, and the Company changed its name from Lynx Therapeutics, Inc. to Solexa, Inc.

Because the former Solexa Limited shareholders owned approximately 80% of the shares of the Company’s common stock immediately following the business combination transaction, Solexa Limited’s designees to the Company’s board of directors represented a majority of the Company’s directors, and Solexa Limited’s senior management represent a majority of the senior management of the combined company immediately following the business combination transaction, Solexa Limited is deemed to be the acquiring company for accounting purposes. Accordingly, the assets and liabilities of Lynx were recorded, as of the date of the business combination, at their respective fair values and added to those of Solexa Limited. Reported results of operations of the combined company issued for the three months ended March 31, 2005, reflect those of Solexa Limited, to which the operations of Lynx were added from the date of the consummation of the business combination. The operating results of the combined company reflect purchase accounting adjustments. As a result of the accounting complexities of the treatment of the business combination and consolidation of the financial statements of the Company and Solexa Limited, the Company expects a significant change in results of operations from the corresponding period for the last fiscal year, but is unable to provide a reasonable estimate of such results due to the ongoing process of completing its quarter-end financial reporting process.

Solexa, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2005
		By	/s/ Linda Rubinstein

		Name:	Linda Rubinstein

		Title:	Vice President and

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).